

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 11, 2009

Mr. Stephen E. Parks
Senior Vice President and Chief Financial Officer
Questar Corporation
180 East 100 South,
PO Box 45433
Salt Lake City, UT  84145-0433

      **Re:    Questar Corporation**
               **Form 10-K for the Fiscal Year Ended December 31, 2008**
               **Filed  February 27, 2009**
               **Response Letter Dated May 6, 2009**
               **File No. 1-08796**

Dear Mr. Parks:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Jill S. Davis
                    Branch Chief